UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2020
Commission File Number 001-14370
COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)
BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)
CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ____X___ Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Provides an Update Regarding Extension of Government Restrictions to Contain COVID-19 Outbreak

Strong Financial Position, Refinancing Existing Syndicated Loan
Suspends 2020 Full Year Guidance

LIMA, Peru--(BUSINESS WIRE)--March 30, 2020--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today advised that the Peruvian Government has extended the current state of emergency by an additional 13 days to curb the COVID-19 pandemic. The quarantine period has therefore currently been extended until April 12, 2020.

Production at Buenaventura’s direct operations remains on care and maintenance during the state of emergency, but Buenaventura continues to process ore on the leach pads at its Coimolache and La Zanja mines. Mining activities will be limited to those critical activities which ensure functionality of mine pumping systems, water treatment plants, energy supply, hydroelectric substations, health services as well as to ensure essential plant maintenance, managerial oversight, security and safety conditions, including backfill and general support, among others. Buenaventura is prepared to immediately resume normal operations once it has received notice from the authorities that restrictions have been lifted.

At the time of this release, Buenaventura is in the final stages of refinancing the Company’s existing syndicated loan in order to extend the current maturities and improve other loan-related financial conditions, as was noted at the Company’s March 9, 2020 Investor Day. Buenaventura is in a strong financial position with significantly reduced debt, to $627 million by the December 2019, primarily comprised of Buenaventura's US$275 million syndicated loan, US$162 million in El Brocal-specific debt, and the Company’s US$133 million leasing facility related to its Huanza hydroelectric plant. It is also important to highlight that Buenaventura has no “take or pay” contracts which could adversely affect its current financial position.

In light of the uncertainty due to the COVID-19 outbreak and related effects, Buenaventura announces the suspension of its guidance for full year 2020. It currently is not possible to quantify said impact, making it impossible to estimate results for the full year. However, the Company continues to enhance its current mining plans in order to focus on high-grade areas while maintaining a focus on exploration and cost reduction efforts, once mines again commence production. Buenaventura will issue updated guidance once it has better clarity and visibility, post-crisis.

Buenaventura remains focused on guaranteeing the safety of its employees, communities and contractors, as well as maintaining environmental safeguards. The Company will continue to provide relevant updates in a timely manner.

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, El Brocal, La Zanja and Coimolache).

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2018 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site. (*) Operations wholly owned by Buenaventura

Contacts

Contacts in Lima:
Leandro Garcia, Chief Financial Officer
(511) 419 2540

Rodrigo Echecopar, Head of Investor Relations
(511) 419 2591/ rodrigo.echecopar@buenaventura.pe

Contacts in NY:
Barbara Cano
(646) 452 2334
barbara@inspirgroup.com

Company Website: www.buenaventura.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ LEANDRO GARCÍA RAGGIO

Name: Leandro García Raggio

Title: Chief Financial Officer

Date: March 30, 2020